

16021612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascensus Broker Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton (City) Massachusetts (State) 02459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Mulkern 617-631-1570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1801 Market Street, Suite 1700 (Address) Philadelphia (City) PA (State) 19109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Mulkern, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker Dealer Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY LAM-YEE
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
February 25, 2022

Notary Public

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENSUS BROKER DEALER SERVICES, INC.

(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc. formerly JCF Ascensus Holdings, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Securities and Exchange Commission Rule 17a-5.

As of and For the Year Ended December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

ASCENSUS BROKER DEALER SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc. formerly JCF Ascensus Holdings, Inc.)

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 3,347,427
Restricted cash	500,000
Accounts receivable	1,400,139
Capitalized contract acquisition costs, net of accumulated amortization of $1,065,750	404,250
Prepaid expenses	409,043
Membership in exchanges owned, at adjusted cost	3,000
Deferred tax asset	31,442
Tax benefit receivable from Holdings	556,905
Total assets	$ 6,652,206
Liabilities and Stockholder's Equity	
Due to related parties, net	$ 1,494,101
Accrued expenses	422,627
Total liabilities	1,916,728
Commitments and contingencies (Note 7)	
Common stock, $0.01 par; 100 shares authorized, issued and outstanding	1
Additional Paid-In-Capital	1,675,676
Retained Earnings	3,059,801
Total stockholder's equity	4,735,478
Total liabilities and stockholder's equity	$ 6,652,206

See accompanying notes to the financial statements


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February 29, 2016

Securities & Exchange Commission
Registrations Branch
100 F. Street NE – MS 8031
Washington, DC 20549

RE: Annual Audited Financials for Ascensus Broker Dealer Services, Inc. (CRD #36478) for year ending December 31, 2015

Dear Sir/Madam:

Enclosed please find the portion of Ascensus Broker Dealer Services, Inc.'s annual audited financials that will not require confidentiality treatment.

We will send the remaining portion of the audited financials, under separate cover where we will request Confidential Treatment.

Please contact me at 617-631-1570 with any questions.

Sincerely,

John Mulkern
Financial and Operations Principal